UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ ]	Form 10-Q	[ ]	Form 10-D	[ ]	Form N-SAR	[ ]	Form N-CSR

For Period Ended:	________

[ ]	Transition Report on 10-K
[ X ]	Transition Report on 20-F
[ ]	Transition Report on 11-K
[ ]	Transition Report on 10-Q
[ ]	Transition Report on N-SAR

For Transition Period Ended:	June 30, 2013

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________

PART I — REGISTRANT INFORMATION

Petaquilla Minerals Ltd.
Full Name of Registrant

________
Former Name if Applicable

Suite 1230, 777 Hornby Street, Vancouver, British Columbia, Canada V6Z 1S4
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada V6Z 1S4
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Petaquilla Minerals Ltd. (the "Company") is currently in the process of finalizing its Transition Report on Form 20-F and anticipates filing the report on or before Monday, November 4, 2013. Due to the Company's recent change in fiscal year-end from May 31st to June 30th, and the additional financial information needed to be prepared, the Company's audited consolidated financial statements for the thirteen (13) months ended June 30, 2013, were completed on October 4, 2013. This four day delay in completing its audited consolidated financial statements for the thirteen (13) months ended June 30, 2013, plus the requirement to provide unaudited financial statements for the twelve month period ended May 31, 2013, and one month period ended June 30, 2013, pursuant to Part 6250.2 of Rule 15d-10(g) and 13a-10(g) of the Securities Exchange Act of 1934, as amended, has resulted in a delay of approximately four days in the filing of its Transition Report on Form 20-F.